MEMORANDUM

TO:	Securities and Exchange Commission
ATTN: Mr. Sean Donahue

FROM:	Kenneth G. Sam

DATE:	April 28, 2009

RE:	Uranerz Energy Corporation

Attached are the proposed changes to page 24 of the Schedule 14A proxy statement for Uranerz Energy to respond to the oral comments of the staff addressing:

(i) a statement concerning any current plans, proposals or arrangements to issue any of the newly authorized common stock in proposal number 2; and

(ii) a statement to discuss the possible anti-takeover effect of the proposed increase in the number of authorized shares of common stock.

We will also make a few additional changes to fill in blanks in the Schedule 14A to complete factual information now available to the registrant. If the foregoing is satisfactory, please let me know so that we can file the definitive Schedule 14A and proceed to printing and mailing.